™

April 24, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins
Megan Akst
Edwin Kim
Evan Jacobson

Re:	LinkedIn Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 19, 2013 File No. 001‑35168

Ladies and Gentlemen:

LinkedIn Corporation (“LinkedIn,” “we,” “our” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 8, 2013 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2012 (the “Form 10-K”). For your convenience, we have repeated your comments below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.
Form 10‑K for the Fiscal Year Ended December 31, 2012
General

1.
We note profiles on your website of employees, employers, individuals and companies located in Syria and Sudan. We also note a 2012 news article reporting that your Dubai office would service members and clients in countries including Syria. Syria and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10‑K does not include disclosure about those countries. Please describe to us the nature and extent of your past,

Securities and Exchange Commission
April 24, 2013

current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, or other direct ‘or indirect arrangements. Your response should describe any products, technology or services you have provided or intend to provide into Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.
LinkedIn allows individuals around the world, including in Sudan and Syria, to access and use its free and publicly available social networking services to connect and explore professional opportunities, including by providing access to people, jobs, news, updates, and related insights. The use of these free and publicly available social networking services by persons in Sudan and Syria is authorized by general licenses contained in the applicable regulations administered by Treasury Department’s Office of Foreign Assets Controls (OFAC), the Sudanese Sanctions Regulations, 31 C.F.R. Part 538 (“SSR”) and General License 5 for Syria.
Specifically, while the SSR restrict the exportation and reexportation of U.S. origin goods, technology and services to Sudan, they include certain exemptions, including a general license for “[t]he exportation from the United States or by U.S. Persons, wherever located, to persons in Sudan of services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing, and blogging, provided that such services are publicly available at no cost to the user.” As to Syria, General License 5 issued by OFAC similarly provides “the exportation from the United States or by U.S. persons, wherever located, to persons in Syria of services incident to the exchange of personal communications over the Internet, such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing, and blogging, is authorized, provided that such services are publicly available at no cost to the user.” As LinkedIn is a social networking site and only free and publicly available services are available to persons in Syria and Sudan, these services are permissible under U.S. law.
While LinkedIn also offers paid services to individuals, such as premium subscriptions and advertising services, it does not allow any of these paid services to be purchased by persons in Syria or Sudan. Additionally, LinkedIn offers paid services, such as Talent Solutions and advertising services to entities, but it does not allow any of these paid services to be purchased by entities in Syria or Sudan.
Further, LinkedIn does not have any agreements, commercial arrangements or other contracts that generate revenue or that are fee based with the (i) the Syrian or Sudanese governments as defined by OFAC or with entities that they control; (ii) persons or entities designated by OFAC for supporting global terrorism; or (iii) persons or entities designated by OFAC for supporting weapons of mass destruction proliferation activities.”

Securities and Exchange Commission
April 24, 2013

We note your reference to a 2012 news article regarding LinkedIn’s office in Dubai. In September 2012, we did issue a press release regarding the opening of our office in Dubai, and in the release we referenced servicing clients in Syria. This statement was made in error, and we have corrected the press release on the investor relations section of our website. As stated above, we have not done business with customers in Syria or Sudan, and we have no intention to do so through our Dubai office or otherwise so long as conducting business with customers in Syria or Sudan remains unlawful.

2.
Please discuss the materiality of your contacts with Syria or Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.‑designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As indicated in response to item 1 above, LinkedIn derives no revenue, fees, or assets from any LinkedIn member or any entity in Syria or Sudan. LinkedIn does not offer or permit any software downloads or paid services to persons in Syria or Sudan. Additionally, the number of members in Syria and Sudan represents a negligible percentage of the total number of LinkedIn members. Accordingly, LinkedIn believes that its contacts with Syrian and Sudanese members are not a material investment risk for security holders.
LinkedIn believes that investors will favorably view the access of LinkedIn’s free and publicly available social networking services to persons in Syria and Sudan as these services are consistent with U.S foreign policy to help facilitate the free flow of information from persons in embargoed countries, and authorized under general licenses issued by the U.S. Treasury Department.

3.
Your website includes profiles of Syriatel, Bank Melli and Naftiran Intertrade Company. Each of these companies is on the list of Specially Designated Nationals maintained by the Department of Treasury’s Office of Foreign Assets Control. In addition, Naftiran Intertrade Company was sanctioned in 2010 under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. Please describe to us the nature and extent

Securities and Exchange Commission
April 24, 2013

of your contacts with these companies, and discuss for us the potential for reputational harm from their profiles appearing on your website.
Individual members or LinkedIn may create and post a company profile on LinkedIn, which is a page that contains information about a specific company that is publicly available. Each of the company profiles of Syriatel, Bank Melli and Naftiran Intertrade Company was created by members and consist of pre-existing publicly available information. LinkedIn does not have any other relationships or contacts with Syriatel, Bank Melli or Naftiran Intertrade Company. We do not believe there will be reputational harm from the profiles of the sanctioned entities appearing on LinkedIn, because the purpose and focus of LinkedIn helps foster the free flow of information throughout the world.
Item 1. Business

General

4.
We note that your talent solutions revenue is derived, in part, from sales of annual subscriptions to the LinkedIn Corporate solutions. To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due from these arrangements, tell us what consideration you gave to disclosing the total amount of the company’s backlog (bookings) for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S‑K.

Under Item 101(c)(1)(viii) of Regulation S‑K, disclosure of the total amount of the Company’s backlog is required “[t]o the extent material to an understanding of the registrant’s business taken as a whole.” We do not believe, for reasons set forth below, backlog is material to an understanding of the Company’s business taken as a whole.

In assessing the materiality of backlog to our business taken as a whole, we considered the following factors:

•
Management does not reference this number internally. Management has not and does not use backlog in its internal analysis or in the models that support the financial guidance we provide to analysts and investors. We have not and do not use this information in evaluating business trends, nor is this information used in making decisions about performance assessment, budgeting or the resources to finance future operations.

Securities and Exchange Commission
April 24, 2013

•	Usefulness of the information to investors.

◦
The majority of our revenue is derived from arrangements that are cancellable or ordered online and billed upfront, and therefore included in deferred revenue. There are certain Talent Solutions subscription arrangements that are sold on a basis that could generate backlog; however, the majority of these arrangements are also billed upfront, and therefore included in deferred revenue. As such, backlog is only a relevant disclosure for a subset of our business.

◦
The amount of backlog fluctuates significantly throughout the year due to seasonality, which will result in higher backlog from certain of our Talent Solutions subscription arrangements in the fourth quarter compared to the first quarter due to historically high sales at the end of the year. Additionally, we expect that the amount of backlog may change from year-to-year for several reasons, including the varying billing cycles of non-cancelable subscription agreements, the specific timing of customer renewals, and the timing of when unbilled deferred revenue is to be recognized as revenue.

•
Inconsistency in industry practice. We note that there is a variety of practices among issuers in our industry as to whether backlog orders or similar amounts are disclosed and, if disclosed, as to how such amounts are presented. As a result, peer-to-peer comparisons are difficult and potentially misleading.

In light of the foregoing and as discussed above, we respectfully advise the Staff that we do not believe we are required to disclose backlog because it is not material to an understanding of our business taken as a whole.
Item 1A. Risk Factors
“Growth in access to LinkedIn’s services through mobile devices...,” page 19

5.
Your earnings call for the fourth quarter of 2012 states that during that quarter, 27% of unique visitors visited your site through mobile devices, versus 15% during the fourth quarter of 2011. Although this risk factor states that “it is not clear that [you] will be able to find ways for [y]our Marketing Solutions product to be effectively used on mobile devices,” the earnings call indicates that you are not currently monetizing Marketing

Securities and Exchange Commission
April 24, 2013

Solutions on mobile devices. Please tell us whether the increase in mobile users has materially impacted Marketing Solutions revenue. In addition, tell us how you considered providing metric information for your mobile users to add further context to this potential risk. For guidance, refer to Sections I.B and III.B of SEC Release No. 33‑8350. Finally, explain to us why you have not clarified here, and throughout your filing, that Marketing Solutions are not currently offered on mobile devices.
We believe the increase in mobile users has not materially impacted Marketing Solutions revenue to date. Specifically, Marketing Solutions revenue increased by 66% from the year ended December 31, 2011 to the year ended December 31, 2012, and increased 30% from the third quarter of 2012 to the fourth quarter of 2012, even though mobile usage grew more quickly than total usage during those periods. The primary reason for the continued growth in this revenue is the continued growth in our core metric of desktop page views, as opposed to mobile use.
In preparation of our Form 10-K, we considered whether disclosure of mobile user metrics was necessary or advisable to add context to the potential risk that an increase in mobile use could impact Marketing Solutions revenue. However, since at present we have not experienced a material impact on Marketing Solutions revenue from mobile use, we do not believe metric information for mobile users is necessary for a stockholder to understand and evaluate our financial statements or the potential risk. Nevertheless, we do believe the increase in mobile users remains a potential future risk to revenue; if and when mobile use begins to have a material impact on Marketing Solutions revenue (assuming we continue to obtain only nominal revenue from Marketing Solutions on mobile devices), we will reevaluate whether disclosure of mobile use metrics would add further context to the risk, and if this information becomes material, we will include disclosure regarding mobile user metrics.
Similarly, since we have not experienced a material impact on Marketing Solutions revenue from mobile, we believe our risk factor disclosure adequately states the potential risk to indicate that our inability to successfully implement monetization strategies for our solutions on mobile devices could impact our future results. Nevertheless, we will in future filings further clarify that to date we have only generated nominal revenue from Marketing Solutions for mobile devices.

Securities and Exchange Commission
April 24, 2013

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Performance Graph, page 32

6.
Please explain to us how you determined that the SNL Kagan New Media Index constitutes a published industry or line‑of‑business index that is accessible to your security holders. See Items 201(e)(1)(ii) and 201(e)(3) of Regulation S‑K.

We chose the SNL Kagan New Media Index under advisement of a third party service provider not realizing that this index is not accessible to our security holders. The SNL Kagan New Media Index includes approximately 67 companies that we consider to be our peers, including other leading internet companies. However, rather than disclosing the listing of these companies in subsequent filings, we will revise the performance graph in future filings to use the Nasdaq Composite Index, which is broadly published and accessible to our security holders, and also used by several of our peers.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 36

7.
We note that your overall revenue growth and the related growth in metrics used to analyze such growth decelerated from fiscal 2012 to 2011 compared to fiscal 2011 to 2010. We further note your risk factor discussion on page 17 where you state that if the rate at which you add new members slows or declines, or if you are unable to meet the breadth and frequency of your visiting members, then your business may not grow as fast as you expect. Please tell us whether the deceleration in growth rates is a known trend or uncertainty that has had, or that you reasonably expect will have, a material favorable or unfavorable impact on your revenues or results of operations. Also, tell us whether you considered including a discussion of these potential trends or uncertainties in your Overview section. See Item 303(a) of Regulation S‑K, and for guidance, refer to Section III.B.3 of SEC Release No. 33-8350.

The rate of new member additions and our ability to increase the breadth and frequency of our visiting members has the potential to impact certain portions of our business and its growth, particularly over the long term. Given the large scale of our user base and frequency of visits, we expect a gradual deceleration in growth of these metrics over time. However, this deceleration is generally more impactful to the Marketing Solutions and Premium Subscription areas of our business, which are more sensitive to usage, relative to our Talent Solutions area of

Securities and Exchange Commission
April 24, 2013

our business, which currently represents the majority of our revenue. Since the majority of our business is not generally correlated tightly to member growth and visit frequency, we have therefore not to date experienced a direct correlation between these metrics and our overall revenues or earnings or other financial results. Therefore we believe that increases in members and engagement of members are macro-factors that have the potential to impact our business, but we do not believe they presently represent known trends or uncertainties with respect to our results of operations as contemplated by Item 303(a) of Regulation S-K and the Commission’s guidance thereunder. While we considered this Item and guidance in preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in connection with the preparation of the Form 10-K, to date we believe these items are more properly characterized as general risk factors to our business. Nevertheless, because we expect that member growth rates and visit frequency will decelerate in the future, we will disclose in future filings, beginning with our next Form 10-Q, the potential deceleration in these metrics, and their potential to effect on certain portion of our business, as a known trend or uncertainty in our MD&A Overview section.
Key Metrics, page 36

8.
The percentage of revenues attributable to geographic regions other than the United States has steadily increased from fiscal 2010 through fiscal 2012, and throughout the annual report you discuss your plans to expand your international presence. In addition, your current report on Form 8‑K furnished on January 9, 2013 states that more than 64% of your members are located outside the United States. Please explain to us why you do not disclose key metrics, and revenue generated from Talent Solutions, Marketing Solutions and Premium Subscriptions, on a geographic basis. Address whether there are any material geographic differences or trends. See Item 303(a) of Regulation S‑K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

We do not believe that disclosing our key metrics (i.e. registered members, unique visitors, page views and LinkedIn Corporate Solutions customers (“LCS customers”)) and revenue generated from Talent Solutions, Marketing Solutions and Premium Subscriptions on a geographic basis is necessary to an understanding of our financial condition, changes in financial condition and results of operations as required by Item 303(a) of Regulation S-K. Additionally, we believe that the material key metrics that are regularly reviewed by management are currently disclosed in our SEC filings and that those are the key metrics used by management to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions, as they represent growth of our global network and our ability to receive benefits of the network effects resulting from such growth.

Securities and Exchange Commission
April 24, 2013

We disclose the total number of members and member growth as indicators of our network's scale and health. The larger our network, the more an individual user benefits from LinkedIn membership. Also, a growing network indicates that LinkedIn remains relevant and adds value to the professional lives of our members. However, member growth drives an immaterial amount of revenue in a given period of time, and we do not believe disclosing additional detail about members by geography provides investors with relevant additional insights about our business. In fact, it may be misleading to provide members by geographic region, as investors may draw a false comparison for how regional membership growth drives regional revenue growth. For example, India and Brazil, our 2nd and 4th largest member markets, together represent approximately 15% of all LinkedIn members, but less than 5% of revenue, while the US, represents 36% of members but 64% of revenue.
In regards to our other key metrics, including revenue generated from Talent Solutions, Marketing Solutions and Premium Subscriptions, this information is not regularly reviewed by management by geographic region. In addition, for Unique Visitors and Page Views, we obtain this information from comScore and this information is not currently provided by comScore on a geographic basis and is not readily available from them, nor has it been requested by the Company historically. For LCS customers, this information is not readily available by geographic region, nor is it reviewed by management. Management does not review its product lines of Talent Solutions, Marketing Solutions and Premium Subscriptions by geography. Management only reviews certain field sales channel revenue by geographic region, and does not review its online revenue channel or Premium Subscriptions by geographic region. We believe that, as MD&A is meant to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management pursuant to SEC Release No. 33-8350, the disclosure of additional metrics should be those that management internally tracks and reviews on a regular basis in order to inform its financial decisions.
With respect to material geographic differences or trends, as noted in our Form 10-K, we expect non-U.S. revenue to increase on an absolute basis and as a percentage of revenue in 2013 as we continue to focus on making our platform available in more languages and further developing our brand across various international geographies.
Results of Operations, page 43

9.
We note that revenue from your Premium Subscriptions grew 81% in fiscal 2012 and 70% in fiscal 2011 due mainly to the increase in the number of premium subscribers. Considering the growth in such revenues over the last two fiscal years, tell us whether you reconsidered including information regarding the number of premium subscribers as a key metric in analyzing this revenue stream. If you continue to believe, as you indicated in your response to comment 20 in your March 11, 2011 letter, that this metric is not

Securities and Exchange Commission
April 24, 2013

meaningful to investors, then tell us what information you use to analyze this revenue stream. For example, tell us whether you considered providing a quantified discussion regarding how specific Premium Subscription products have impacted such revenues. In this regard, we note from your disclosures on page 44 that Sales Navigator is growing at a faster rate than your other Premium Subscription products. See Item 303(a)(3)(iii) of Regulation S‑K, and for guidance, refer to Section III.D of SEC Release No. 33-6835.
We regularly evaluate our disclosure of metrics that may be meaningful to our investors in understanding our business. We respectfully advise the Staff that the aggregate number of our premium subscribers is not a meaningful metric for investors because of the broad range of products that we offer and their respective price points. For example, a monthly Business subscription may be sold for $25, while an annual Pro subscription may be sold for $4,800. In addition, since the number of premium subscribers represents a very small fraction of our registered members, we believe this may be misleading to investors with respect to the potential opportunity.  Furthermore, our premium subscribers have been consistent as a percentage of our registered members, so the disclosure of both metrics would not be incrementally meaningful.
While we have analyzed (i) the number of registered members, (ii) the number of premium subscribers, (iii) bookings, (iv) product mix, and (v) numerous other metrics, we believe that the number of registered members provides the most meaningful metric to our investors in understanding our Premium Subscriptions revenue.

10.
We note from your February 7, 2013 earnings call transcript that the number of active advertisers nearly doubled during fiscal 2012, which contributed to the increase in your Marketing Solutions ad revenue. Tell us how you considered including a quantified discussion of active advertiser within your results of operations discussion or alternatively explain why you do not believe this information is required. See Item 303(a)(3)(iii) of Regulation S‑K, and for guidance, refer to Section III.D of SEC Release No. 33-6835.

In preparing the revenue fluctuation explanation in our MD&A, we gave consideration to a number of factors, including the number of active advertisers, and their impact to the year-over-year increase in reported revenue results. Given our evaluation, the increases in the number of page views and the average advertising prices were the major reasons why revenue for our Marketing Solutions increased year over year. These two factors were the basis of, and were reflected in, our discussion in MD&A on page 44.
We monitor a variety of metrics related to our Marketing Solutions ad revenue. Consequently, during the February 7, 2013 earnings call, management’s identification of the number of active advertisers for our LinkedIn Ads channel was an example of one of the contributing factors to the increase in our overall Marketing Solutions revenue. We do not

Securities and Exchange Commission
April 24, 2013

believe this factor had a material effect on our revenue for the reported period as this metric only applies to our LinkedIn Ads product, which was less than one-third of our Marketing Solutions revenue for the year ended December 31, 2012, and the increase in active advertisers may not result in a proportionate increase to revenue.

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 24, 2013

Should the Staff have any additional comments or questions, please contact me at (650) 687-3600. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

LINKEDIN CORPORATION

/s/ Erika Rottenberg

Erika Rottenberg
Vice President, General Counsel and Secretary

cc: Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation